UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Simon Property Group Acquisition Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

82880R103
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82880R103	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON SPG Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,550,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,550,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 82880R103	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON M.S. Management Associates, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,550,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,550,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 82880R103	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON Simon Property Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,550,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,550,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 82880R103	SCHEDULE 13G	Page 5 of 9

1	NAME OF REPORTING PERSON Simon Property Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,550,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,550,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 82880R103	SCHEDULE 13G	Page 6 of 9

ITEM 1.	(a) Name of Issuer:

Simon Property Group Acquisition Holdings, Inc.

(b) Address of Issuer’s Principal Executive Offices:

225 West Washington Street Indianapolis, IN 46204

ITEM 2.	(a) Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

1. SPG Sponsor, LLC
2. M.S. Management Associates, Inc.
3. Simon Property Group, L.P.
4. Simon Property Group, Inc.

(b) Address of Principal Business Office, or if none, Residence:

225 West Washington Street Indianapolis, IN 46204

(c) Citizenship:

See row 4 of the cover page of each Reporting Person.

(d) Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share.

(e) CUSIP Number:

82880R103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

SPG Sponsor, LLC (the “Sponsor”) directly owns 8,550,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), of Simon Property Group Acquisition Holdings, Inc. (the “Issuer”), which are convertible into the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”). Such shares may be deemed to be beneficially owned by M.S. Management Associates, Inc. (“M.S. Management”), which is the sole member of the Sponsor, Simon Property Group, L.P. (“SPG, L.P.”), which wholly owns M.S. Management, and Simon Property Group, Inc. (“SPG”), which is the general partner of SPG, L.P. As a result of these relationships, each of the Sponsor, M.S. Management, SPG, L.P., and SPG may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of the Sponsor, M.S. Management, SPG, L.P., and SPG disclaims beneficial ownership of such securities except to the extent of their direct ownership of the Class B Common Stock.

CUSIP No. 82880R103	SCHEDULE 13G	Page 7 of 9

In addition to the securities reported on the cover pages hereto, the Sponsor also directly owns 5,933,333 private placement warrants to purchase 5,933,333 shares of Class A Common Stock. The warrants become exercisable beginning on the later of February 18, 2022 or 30 days after the completion of the Issuer’s initial business combination and expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 34,500,000 shares of Class A Common Stock outstanding as of November 18, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, and 8,550,000 shares of Class B Common Stock directly owned by the Sponsor, and assumes conversion of such Class B Common Stock into Class A Common Stock.

(a) Amount beneficially owned:

See row 9 of the cover page of each Reporting Person.

(b) Percent of class:

See row 11 of the cover page of each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP No. 82880R103	SCHEDULE 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

SPG Sponsor, LLC
a Delaware limited liability company

By:	M.S. Management Associates, Inc., its sole member

By:	/s/ Steven Fivel
Name: Steven Fivel
Title: General Counsel and Secretary

M.S. Management Associates, Inc.
an Indiana corporation

By:	/s/ Steven Fivel
Name: Steven Fivel
Title: General Counsel and Secretary

Simon Property Group, L.P.
a Delaware limited partnership

By:	Simon Property Group, Inc., its general partner

By:	/s/ Steven Fivel
Name: Steven Fivel
Title: General Counsel and Secretary

Simon Property Group, Inc.
a Delaware corporation

By:	/s/ Steven Fivel
Name: Steven Fivel
Title: General Counsel and Secretary

CUSIP No. 82880R103	SCHEDULE 13G	Page 9 of 9

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 11, 2022, by and among SPG Sponsor, LLC, M.S. Management Associates, Inc., Simon Property Group, L.P., and Simon Property Group, Inc.

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 11, 2022

SPG Sponsor, LLC
a Delaware limited liability company

By:	M.S. Management Associates, Inc., its sole member

By:	/s/ Steven Fivel
Name: Steven Fivel
Title: General Counsel and Secretary

M.S. Management Associates, Inc.
an Indiana corporation

By:	/s/ Steven Fivel
Name: Steven Fivel
Title: General Counsel and Secretary

Simon Property Group, L.P.
a Delaware limited partnership

By:	Simon Property Group, Inc., its general partner

By:	/s/ Steven Fivel
Name: Steven Fivel
Title: General Counsel and Secretary

Simon Property Group, Inc
a Delaware corporation

By:	/s/ Steven Fivel
Name: Steven Fivel
Title: General Counsel and Secretary